News Release
TSX:RMX | NYSE.MKT:RBY
June 28, 2013

Rubicon Minerals Announces Results of its 2013 Meeting of Shareholders

Rubicon Minerals Corporation (TSX: RMX | NYSE.MKT: RBY) (“Rubicon” or the “Company”) announces that all resolutions were passed at the Annual General Meeting of the shareholders held on Wednesday, June 26, 2013 in Toronto, Ontario.  PricewaterhouseCoopers LLP were appointed as auditors of the Company, the number of directors of the Company was set at eight, and all of management’s nominees for director were elected.

The detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	%Votes For	Votes Withheld/Abstain	% Votes Withheld/Abstain
David W. Adamson	130,714,084	98.77%	1,633,120	1.23%
Christopher J. Bradbrook	128,883,329	97.38%	3,463,875	2.62%
Bruce A. Thomas, Q.C.	130,099,668	98.30%	2,247,536	1.70%
David R. Reid	105,602,272	79.79%	26,744,932	20.21%
Julian Kemp	130,189,489	98.37%	2,157,715	1.63%
Michael D. Winship	128,741,195	97.28%	3,606,009	2.72%
Michael Lalonde	130,408,787	98.54%	1,938,417	1.46%
Peter M. Rowlandson	130,280,545	98.44%	2,066,659	1.56%

The formal report on voting results with respect to all matters voted upon at the Annual General Meeting will be filed on SEDAR at www.sedar.com.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

PR13-10 For more information, contact Allan Candelario, Director of Investor Relations,  Phone: +1 (416) 766-2804
e-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC. Canada  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release